THE WORLD OF
# LEO & HELEN

WRITTEN AND CREATED BY D.C. CASSIDY
C@THEDIAMONDENTERTAINMENT.COM // 424.397.4786

# INTRO

When burgeoning telepathic mixed race twins LEO & HELEN lose their mom through the rabbit hole of time and space, the only way to find her is to follow her footsteps into the past.

Their time traveling quest takes them to ancient Machu Picchu, where they discover they are the last in a long line of telemages (telepathic wizards) destined to save the world from those who wish to destroy it.

Leo and Helen is a love letter to epic video game series like The Legend of Zelda and iconic animes like Avatar: The Last Airbender.

The series is a upbeat animated adventure, blending elements of science fiction, fantasy and high stakes action. It's the kids learning the history of humanity that lives within themselves that makes the show special and globally resonant.

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# THE HOUSE OF MOURNING

My sister-in-law challenged me to create something that her children — who are mixed race, black and white — could look to as a guide, heroes to admire. She complained that as a white mother of two young black children, they had few — if any — role models in popular literature. And so it began. After a trip to an ancient wonder of the world: Machu Picchu, I wrote a middle-grade adventure novel featuring two twelve-year-old twins who on their thirteenth birthday begin a journey through time in order to uncover what happened to their mother the night of their birth. Then, in the throes of writing a story on two pre-teens, my sister-in-law passed away from breast cancer.

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# PEOPLE LIKE US

She was young, not even 40-years-old. My niece and nephew were just young teens. It reminded me that life is short. Sometimes there's wisdom to be found in the house of mourning. Then, almost two years to the day my sister-in-law succumbed to cancer, my mother passed away. Cardiac Arrest. Died instantly. No goodbye. No 'I love you, mama.' No bear hug. For two months I couldn't write. I couldn't create. I couldn't think long enough to hold a detail in my head. Nothing in the world can possibly prepare you for losing a parent.

And like me — like my niece and nephew — Leo & Helen must navigate the world without a parent. I've taken the lessons from my sister-in-law and I've created characters spanning science fiction and fantasy who will do that: give us heroes in fantasy that look like us. Someone to look up to. Someone we might become one day. Someone for those of us who never had a chance. LEO & HELEN: THE EXPLORER CHRONICLES

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# CHARACTERS

## Leo

Clunky, bumbling, foolish yet charming wallflower. Leo is a brilliant mixed race 7th grader with summer vacation on his mind. For Leo, summer means one thing: respite from his tormentors, the bullies of Lamronville Middle. Along with his twin sister, Helen, Leo discovers he has telekinetic and telepathic abilities -- and he's destined to find and safeguard the mysterious, all powerful Chronas as he searches through time for his long lost Mom.

## Helen

Leo's identical twin, Helen is smart, sassy, sophisticated, and the school's star athlete and coolest kid in class. Never forgetting anything she's ever read or seen, one could say Helen has a photographic memory. After their mom disappears through a portal, Leo and Helen discover they are last in the long line of Butterworms, an ancient order of kids who can move things with their minds and telepathically communicate with one another. Which will certainly come in handy on their time travelling quest to locate and safeguard The Chronas from Sawyer Reese.

# CHARACTERS

**Dr. Deb Robinson**

Leo and Helen's mom, head of the Telepath Unit of The Brain Lab, Dr. Deb mysteriously disappears down the rabbit hole of time when her Chronas Portal swallows her up right in front of Leo and Helen.

**Sawyer Reese**

Nefarious archaeologist obsessed with ancient Machu Picchu's Lost Chronas, Sawyer Reese is a power hungry capitalist. His only true passion is obtaining the seven Lost Chronas of The Ages so he can sell the legendary artifacts to the highest evil bidder. Posing as a knowledge seeking academic, Reese is duplicitous, manipulative and perhaps, most insufferably, a self-aggrandizing egomaniac. He also just so happens to be the mysterious Man In White of legends past.

**Uncle Bobby**

Aloof and eccentric, Uncle Bobby is also known to have a mean streak. Leo and Helen love him dearly, but they don't always trust him. Despite Uncle Bobby being Leo and Helen's dad's brother, he seems to have ulterior motives in every move he makes, and he just might be in the pocket of one Sawyer Reese.

# CHARACTERS

**Chip Reese**

Leo's bully at Lamronville Middle, Chip is Sawyer Reese's only son, who Daddy is grooming as the heir to his black market archaeology dealership throne. Chip got his growth spurt last summer and as such is about a foot taller than Leo, which he reminds him of every. Single. Day.

**Francisco Pizarro**

Pizarro is a big, bad conquistador who is also after the Lost Incan Chronas, only 500 years in the past. The smallpox he brings to the Incas is only the start of his crimes, followed by his imprisonment of their people and attempted execution of their leader... an execution that is suddenly thwarted by Quispe and her newfound friends from the future...

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# PILOT

Leo and Helen are identical twins who couldn't possibly be more different. Leo's the brain, Helen's the star athlete. Leo's a gizmos and gadgets wallflower, while Helen is the coolest kid in school.

When their mom comes into class for Career Day, showing and telling Leo and Helen's classmates about her mysteriously awesome science work at The Brain Lab, Leo couldn't be more excited. Helen, not wanting Mom to ruin her cool, is just straight up embarrassed... But when their Mom shows off The Brain Lab's latest creation, a time travelling portal, things go very wrong very quickly.

Mom disappears through the portal. The class is mind blown, but Leo and Helen are simply horrified. Determined to find their Mom and save her, Leo and Helen follow her through the time travelling portal, only to find themselves in Ancient Peru!

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# WORLD/ENVIRONMENT

Leo and Helen's world is one in a state of flux. Much like their missing mom who they chase through time, Leo and Helen are never in one place for long. Safeguarding the mysterious, mystical Chronas means travelling to the seven wonders of the ancient world, acting as a sort of Knights Templar as they defend these ancient, powerful artifacts from their evil arch nemesis, SAWYER REESE.

# THEME

Each episode of Leo & Helen takes them to a different corner of the world in a far off century in search of the Seven Lost Chronas of The Ages. But their search becomes about much more than that -- it becomes a search for their lost mom. Which in turn, becomes a search for self.

For mixed race kids, at times it can feel like you're caught between two worlds. For Leo and Helen, this manifests itself in a very real way. A la the fantasy world of The Last Airbender, Leo and Helen find identity and their path to self in their time travelling adventure. Seeking their long lost mom is no different from seeking a place in the world... bringing past and present together to answer their ultimate question: who will we come of age to be, and what is the deeper meaning and purpose of our lives?

The Seven Lost Chronas of The Ages represent the balance and harmony of Leo and Helen themselves. And although that ultimate objective of safeguarding the Chronas and the world, and of finding their missing mom, is their destiny, their journey along the way is where they figure out exactly who they are... A journey where they embrace their inner truths, realizing their true power can only be reached when they put their differences aside and work together as a team.

# POTENTIAL STORIES

As Leo and Helen embark on their time travelling journey, honing their telekinetic and telepathic skills as they try to find their mom and save The Chronas from Sawyer Reese, they discover something deeper...

Leo and Helen are of the Butterworms bloodline, an ancient order of Telemages destined to safeguard The Chronas which hold the world together in peace and harmony. By season one's end, they will be invited to join The Butterworms School of Telemages, bringing them into a Harry Potter like world, offering fertile soil for a limitless universe of stories to explore.

# ABOUT D.C. CASSIDY & DIAMOND ENTERTAINMENT

D.C. Cassidy is a writer/producer and founder of Diamond Entertainment. Both a startup and military veteran, he likes stories that play on the intersection of technology and fantasy. In his past life as a startup founder, he raised $1 million at 23-years-old for his technology company. Snowboarder, skier, and chess amateur, "Cass" is rumored to be unbeatable at Mario Kart 64 Special Cup — extra mode.

Diamond Entertainment is a Los Angeles-based animation development and production studio that is both black-led and majority female. Advisors include Bill Schultz (Emmy-award winning Simpsons producer), Jill Gilbert (former VP at Paramount, Animation and DisneyToons), and Michael Fisk (VP of Marketing at MGM, Sony Pictures, Lionsgate, and Warner Bros. Pictures).

# THE WORLD OF
# LEO & HELEN



WRITTEN AND CREATED BY D.C. CASSIDY

C@THEDIAMONDENTERTAINMENT.COM // 424.397.4786